Exhibit 21.1

Subsidiaries of the Company

California Alpha Targeted Therapies, LLC, a Delaware limited liability company

Illinois Alpha Targeted Therapies, LLC, a Delaware limited liability company

Isoray Medical, Inc., a Delaware corporation

Isoray International, LLC, a Washington limited liability company

Perspective Therapeutics Pty Ltd, an Australian Company

Texas Alpha Targeted Therapies, LLC, a Delaware limited liability company

Viewpoint Molecular Targeting, Inc., a Delaware corporation